Exhibit 77D
Morgan Stanley Global Opportunity Bond Fund

The Directors recently approved the following investment
policies:

Strategy Change - The Board approved changing the Fund's non-
fundamental policy of investing at least 80% of the Fund's
assets in high yield bonds to a non-fundamental policy of
investing at least 80% of the Fund's assets in bonds.

Cross Currency Hedges -- The Fund may enter into cross
currency hedges, which involve the sale of one currency
against the positive exposure to a different currency.

Forward Foreign Currency Exchange Contracts.   The Board
increased the Fund's ability to invest in forward foreign
currency exchange contracts up to 100%.